UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Westway Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

Series A Perpetual Convertible Preferred Stock, Par Value $0.0001 Per Share

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

96169B100 (Class A Common Stock)

None (Class B Common Stock)

None (Series A Convertible Common Stock)

None (Warrants to Purchase Class A Common Stock)

(CUSIP Number)

Gideon J. Van der Ploeg

EQT Infrastructure II Limited Partnership

World Trade Center Schiphol

H Tower, Floor 4

Schiphol Boulevard 355

1118 BJ Schiphol, The Netherlands

+31 (20) 577-6670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Matthew F. Herman, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

(212) 277-4000

January 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B100

(1)	Name of reporting person: Jan Inge Ståhlberg
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Sweden
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Yngve Conni Jonsson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Sweden
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Trill Netherlands B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Qarlbo Netherlands B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Holdings Coöperatief U.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Netherlands Collective I B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Netherlands Collective II B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT International Holdings B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Holdings AB
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Sweden
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Holdings B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Holdings II B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Infrastructure II GP B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: EQT Infrastructure II Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure B.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure Coöperatief U.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure I Acquisition Company, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure II Acquisition Company, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 96169B100

(1)	Name of reporting person: Bishop Infrastructure III Acquisition Company, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
(13)	Percent of Class Represented by Amount in Row (11) Not applicable
(14)	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed on December 31, 2012 (which, together with this Amendment, Amendment No. 1 filed on January 18, 2013 and any subsequent amendments and supplements thereto, collectively constitute the “Schedule 13D”) by: (i) Jan Inge Ståhlberg, (ii) Yngve Conni Jonsson, (iii) Qarlbo Netherlands B.V. (“Qarlbo”), (iv) Trill Netherlands B.V. (“Trill”), (v) EQT Holdings Coöperatief U.A. (“EQT Coöperatief”), (vi) EQT Netherlands Collective I B.V. (“EQT Collective I”), (vii) EQT Netherlands Collective II B.V. (“EQT Collective II”), (viii) EQT International Holdings B.V. (“EQT International”), (ix) EQT Holdings AB (“EQT AB”), (x) EQT Holdings B.V. (“EQT Holdings”), (xi) EQT Holdings II B.V. (“EQT Holdings II”), (xii) EQT Infrastructure II GP B.V. (the “General Partner”), (xiii) EQT Infrastructure II Limited Partnership (the “Guarantor”), (xiv) Bishop Infrastructure B.V. (“Bishop”), (xv) Bishop Infrastructure Coöperatief U.A. (“Bishop Coöperatief”), (xvi) Bishop Infrastructure I Acquisition Company, Inc., a Delaware corporation (“Bishop I”), (xvii) Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (the “Parent”) and (xviii) Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Purchaser,” and together with Jan Inge Ståhlberg, Yngve Conni Jonsson, Qarlbo, Trill, EQT Coöperatief, EQT Collective I, EQT Collective II, EQT International, EQT AB, EQT Holdings, EQT Holdings II, the General Partner, the Guarantor, Bishop, Bishop Coöperatief, Bishop I and the Parent, the “Reporting Persons”).

The Schedule 13D is filed with respect to: (w) the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Westway Group, Inc., a Delaware corporation (the “Issuer”), (x) the shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) of the Issuer, (y) shares of Series A perpetual convertible preferred stock, par value $0.0001 per share (the “Preferred Stock,” and together with the Common Stock, the “Shares”) of the Issuer, and (z) the warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock subject to such warrant, the “Warrants,” and together with the Shares, the “Securities”) of the Issuer.

The Issuer’s principal executive office is located at 365 Canal Street, Suite 2900, New Orleans, LA 70130. The telephone number at that address is (504) 525-9741.

All capitalized terms not otherwise defined herein have the meaning given to them in the Schedule 13D originally filed on December 31, 2012.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Total consideration paid by the Purchaser for the Securities tendered in the Offer and for the Securities acquired pursuant to the Merger was approximately $421,000,000. The Parent, as the Purchaser’s direct parent company, provided the Purchaser with sufficient funding to purchase all Securities accepted for payment in the Offer and to acquire the remaining Securities in the Merger. The Parent obtained such funds from equity contributions from the Guarantor, and from existing cash reserves of the Issuer.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereto:

Closing of the Offer, Consummation of the Merger and Delisting. The Offer and withdrawal rights expired at 12:00 midnight (New York City time) on January 30, 2013 (the “Expiration Time”). According to Continental Stock Transfer and Trust Company, as depositary for the Offer, as at the Expiration Time: (i) 12,543,420 shares of Class A Common Stock, (ii) 13,652,763 shares of Class B Common Stock, (iii) 33,321,892 shares of Preferred Stock and (iv) 3,476,186 shares of Class A Common Stock subject to the outstanding Warrants had been validly tendered pursuant to the Offer and not properly withdrawn. In accordance with the terms of the Offer, the Purchaser accepted for payment all Securities validly tendered pursuant to the Offer and payment will be made promptly for such Securities in accordance with the terms of the Offer. Immediately after consummation of the Offer, the Purchaser held approximately 93% of the Issuer’s outstanding shares of Common Stock, 100% of the Issuer’s Preferred Stock and 100% of the Warrants.

As a result of the purchase of Shares pursuant to the Offer, the Purchaser and Parent had sufficient voting power to approve the Merger pursuant to section 253 of the DGCL without the affirmative vote of any other stockholder of the Issuer.

Pursuant to a certificate of ownership and merger filed with the Delaware Secretary of State on January 31, 2013 with effectiveness on February 1, 2013, the Purchaser was merged with and into the Issuer in accordance with the “short-form” merger procedures available under section 253 of the DGCL, with the Issuer surviving as a wholly-owned subsidiary of the Parent. At the Effective Time, each remaining issued and outstanding Security not tendered in the Offer (other than Securities held by the Parent, the Purchaser or the Issuer (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, and Securities for which appraisal rights were properly demanded and perfected in accordance with the DGCL) was, by virtue of the Merger and without any action on the part of the holders thereof, converted into the right to receive the applicable Offer Price in cash, without interest thereon and less any required withholding taxes, subject to any appraisal rights available with respect to such Securities under section 262 of the DGCL.

As a result of the Offer and the Merger, the Issuer no longer fulfills the numerical listing requirements of The NASDAQ Stock Market LLC (“NASDAQ”). Accordingly, on February 1, 2013, the Issuer notified NASDAQ of its intent to remove the shares of Class A Common Stock from listing on NASDAQ and requested that NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 25 to delist and deregister the Class A Common Stock. The Issuer will file with the SEC a certification on Form 15 under the Exchange Act to request the deregistration of the Class A Common Stock and the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Class A Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) As at February 1, 2013, as a result of the consummation of the Offer and the Merger, the Reporting Persons beneficially own 1000 shares of common stock, par value $0.01 per share, of the surviving corporation, which represents 100% of the voting power of the surviving corporation and 100% of the outstanding capital stock of the surviving corporation.

(c) Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their controlling officers or directors, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013

By:	/s/ Yngve Conni Jonsson

Name:	Yngve Conni Jonsson

By:	/s/ Jan Inge Ståhlberg

Name:	Jan Inge Ståhlberg

TRILL NETHERLANDS B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

QARLBO NETHERLANDS B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

EQT HOLDINGS COÖPERATIEF U.A.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Eoo

Title:	Director

EQT NETHERLANDS COLLECTIVE I B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Eoo

Title:	Director

EQT NETHERLANDS COLLECTIVE II B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Eoo

Title:	Director

EQT INTERNATIONAL HOLDINGS B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

EQT HOLDINGS AB

By:	/s/ Yngve Conni Jonsson

Name:	Yngve Conni Jonsson

Title:	Director

EQT HOLDINGS B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

EQT HOLDINGS II B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

EQT INFRASTRUCTURE II GP B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP
by its General Partner, EQT Infrastructure II GP B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

BISHOP INFRASTRUCTURE B.V.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

BISHOP INFRASTRUCTURE COÖPERATIEF U.A.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

By:	/s/ V.A. de Roo

Name:	V.A. de Roo

Title:	Director

BISHOP INFRASTRUCTURE I ACQUISITION COMPANY, INC.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ M.H.J. Hedeman Joosten

Name:	M.H.J. Hedeman Joosten

Title:	Director